PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

No.03/DIR/1875 03 NOV 24 AM 7:21

Jakarta, November 12, 2003

File Number : **82-34694**

Securities and Exchange Commission
Division of Corporation Ac[redacted]
450 Fifth Street
Washington, DC 20549
USA

03037614

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

SUPPL

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1	Publication Proof of Financial Statement	October 30, 2003
2	Corporate Rating of PT Bank Buana Indonesia Tbk.	November 11, 2003

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

2. Mrs .....

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
Deputy Head of Corporate Secretary Division
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta Pusat 10130, Indonesia
E-mail : juliana samudro@bankbuana.com
Phone : +62 21 6330585 #3456
Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Safrullah Hadi Saleh Pardi Kendy

File Number :
82-34694

Attachment 1/2

No. 03/DIR/516

Jakarta, October 30, 2003

PT Bursa Efek Jakarta
Gedung Bursa Efek Jakarta
Lantai 1, Tower I
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190

Re: Publication Proof of Financial Statement

Dear Sir/Madam,

With reference to Jakarta Stock Exchange's Circulation Letter No.003/BEJ/05.2001 dated May 25, 2001 on financial report submission procedure, please find enclosed proof of publication of PT Bank Buana Indonesia Tbk's Financial Statement as of September 30, 2003 and 2002 that has been published on 2 daily newspapers, Tempo and Bisnis Indonesia on October 30, 2003.

Thank you for your kind attention.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Maruba Sihaloho　　　　Juliana Samudro

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
Period 30 September 2003 and 2002

(in million Rupiah)

No.	ACCOUNT	30-Sep-03	30-Sep-02
	ASSETS		
1.	Cash	126,679	208,234
2.	Placement at Bank Indonesia	6,463,615	5,935,621
	a. Demand Deposit at Bank Indonesia	488,227	525,827
	b. Certificate of Bank Indonesia	5,975,388	5,409,794
	c. Others	-	-
3.	Demand Deposits at Other Bank	89,736	58,900
	a. Rupiahs	4,490	4,668
	b. Foreign Currencies	85,246	54,232
4.	Interbank Placements	595,690	774,353
	a. Rupiahs	-	147,858
	b. Foreign Currencies	595,690	626,495
	Allowance for Interbank Placements at Other Banks -/-	(6,356)	(8,333)
5.	Securities Held	854,981	726,729
	a. Rupiahs	95,532	44,529
	i. Trading	62,140	10,000
	ii. Available for Sale	23,409	18,784
	iii. Held to Maturity	9,983	15,745
	b. Foreign Currencies	759,449	682,200
	i. Trading	86,457	-
	ii. Available for Sale	7,273	20,605
	iii. Held to Maturity	665,719	661,595
	Allowance for Securities Held -/-	(12,131)	(11,807)
6.	Government Bonds Held	388,200	422,525
	a. Trading	388,200	422,525
	b. Available for Sale	-	-
	c. Held to Maturity	-	-
7.	Securities Purchased under Agreement to Resell (Reverse Repo)	-	500,000
	a. Rupiahs	-	500,000
	b. Foreign Currencies	-	-
	Allowance for Securities Purchased under Agreement to Resell -/-	-	(5,000)
8.	Derivative Assets	1,468	428
	Allowance for Derivative Assets -/-	(15)	(4)
9.	Credit Extended (Loan)	5,061,148	3,717,687
	a. Rupiahs	4,973,128	3,637,027
	i. Connected Parties	41,405	47,630
	ii. Others Parties	4,931,723	3,589,397
	b. Foreign Currencies	88,020	80,660
	i. Connected Parties	18,575	-
	ii. Others Parties	69,445	80,660
	Allowance for Credit Extended -/-	(73,150)	(92,707)
10.	Acceptance Assets	24,845	15,964
	Allowance for Acceptance Assets -/-	(248)	(160)
11.	Equity Participation	389	889
	Allowance for Equity Participation	(36)	(71)
12.	Deferred Income	42,577	64,032
13.	Prepaid Expenses	21,399	20,061
14.	Prepaid Taxes	75,732	90,855
15.	Deferred Tax Assets	12,919	4,791
16.	Fixed Assets	490,633	450,003
	Accumulated Depreciation of Fixed Assets -/-	[illegible]	(128,777)
17.	Leased assets	-	-
	Accumulated leased assets -/-	-	-
18.	Transferred Collaterals	19,081	20,403
19.	Other Assets	189,336	140,991
	TOTAL ASSETS	**14,195,995**	**12,905,607**

d:\anice\english-Sept03

BALANCE SHEET
PT BANK BUANA INDONESIA Tbk.
Period 30 September 2003 and 2002

(in million Rupiah)

No.	ACCOUNT	30-Sep-03	30-Sep-02
	LIABILITIES AND EQUITY		
1.	Demand Deposits	3,035,360	2,851,394
	a. Rupiahs	1,896,590	1,774,953
	b. Foreign Currencies	1,138,770	1,076,441
2.	Other Current Liabilities	111,728	125,848
3.	Saving Deposits	4,012,652	3,622,176
4.	Time Deposits	4,627,231	4,362,893
	a. Rupiahs	4,214,211	4,009,630
	i. Connected Parties	180,498	77,865
	ii. Others Parties	4,033,713	3,931,765
	b. Foreign Currencies	413,020	353,263
	i. Connected Parties	32,954	34,101
	ii. Others Parties	380,066	319,162
5.	Certificates of Deposit	14	19
	a. Rupiahs	14	19
	b. Foreign Currencies	-	-
6.	Deposits from Other Banks	397,896	323,801
7.	Securities Sold under Agreement to Repurchase (Repo)	-	-
8.	Derivative Liabilities	-	116
9.	Acceptance Liabilities	24,845	15,964
10.	Securities Issued	-	-
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
11.	Borrowings	61,295	53,143
	a. Short Term Funding Facilities from Bank Indonesia	-	
	b. Others	61,295	53,143
	i. Rupiahs	41,226	47,561
	- Connected Parties	-	-
	- Others Parties	41,226	47,561
	ii. Foreign Currencies	20,069	5,582
	- Connected Parties	-	-
	- Others Parties	20,069	5,582
12.	Allowance for losses on Commitments and Contigencies	1,849	1,846
13.	Leasing Liabilities	-	-
14.	Deferred Expenses	16,586	24,185
15.	Income Tax Assessment	-	-
16.	Deferred Tax Liabilities	-	-
17.	Other Liabilities	228,456	272,366
18.	Subordinated Loans	-	-
	a. Connected Parties	-	-
	b. Others Parties	-	-
19.	Loan Capital	-	-
	a. Connected Parties	-	-
	b. Others Parties	-	-
20.	Minority Interest	-	-
21.	Equity	1,678,084	1,251,856
	a. Paid Up Capital	930,618	744,494
	b. Agio (disagio)	239,887	165,772
	c. Donated Capital	-	-
	d. Translation Adjustment in Financial Statements	-	-
	e. Increment from Revaluation of Fixed Assets	103,280	103,280
	f. Unrealized Gains/Losses of Securities	3,596	322
	g. Other Comprehensive Incomes	-	-
	h. Difference in Value of transactions with entities under common co	[illegible]	[illegible]
	h. Retained Earnings	406,923	244,208
	TOTAL LIABILITIES AND EQUITY	**14,195,995**	**12,905,607**
		-	-

d:\anice\english-Sept03

Management	Owners
Board Of Commissioners	
- Prime Commissioner : R. Rachmad	PT Sari Dasa Karsa : 55,04 %
- Commissioner : Lukito Winarto	PT Makindo Tbk. : 5,97 %
- Commissioner : Wimpie Wirja Surja	IFC : 6.72 %
- Commissioner : Soetadi Limin	Others/Public : 32,27%
	Total : 100,00 %
Board of Director	
- Prime Director : Jimmy Kurniawan Laihad	
- Director : Aris Janasutanta Sutirto	
- Director : Eddy Muljanto	
- Director : Pardi Kendy	
- Director : Safrullah Hadi Saleh	
- Director : Soehadie Tansol	

INCOME STATEMENT AND RETAINED EARNINGS
PT BANK BUANA INDONESIA Tbk.
Period 01 January until 30 September 2003 and 2002

(in million Rupiahs)

No.	ACCOUNT	30-Sep-03	30-Sep-02
	OPERATING REVENUES AND EXPENSES		
1.	Interest Revenue		
	1.1. Interest Earned	1,140,130	1,256,957
	a. Rupiahs	1,105,086	1,222,612
	b. Foreign Currencies	35,044	34,345
	1.2. Provisions and Commissions	30,878	23,754
	a. Rupiahs	30,381	23,439
	b. Foreign Currencies	497	315
	Total Interest Revenue	**1,171,008**	**1,280,711**
2.	Interest Expense		
	2.1. Interest Expense		
	a. Rupiahs	660,477	799,057
	b. Foreign Currencies	15,977	19,598
	2.2. Commissions & Previsions	-	-
	Total Interest Expense	**676,454**	**818,655**
	Net Interest Income	**494,554**	**462,056**
3.	Other Operating Revenue		
	3.1. Revenues On Provisions Commissions and Fees	12,957	14,388
	3.2. Revenues On Foreign Currencies	15,999	5,307
	3.3. Gain On Investment in Securities	29,151	70,040
	3.4. Others Revenues	43,022	51,667
	Total Other Operating Revenues	**101,129**	**141,402**
4.	Net Charge of Losses On Earning Assets	(30)	38,323
5.	Estimated Losses on Commitments and Contingencies	-	-
6.	Others Operating Expenses		
	6.1. General and Administrative Expenses	156,435	157,140
	6.2. Personnel Expenses	178,880	176,692
	6.3. Losses on Investment in Securities	-	-
	6.4. Losses on Foreign Exchange Transaction	-	-
	6.5. Others Expenses	37,856	9,636
	Total Other Operating Expenses	**373,171**	**343,468**
	NET OPERATING REVENUE / EXPENSE	**222,542**	**221,667**
	NON-OPERATING REVENUE AND EXPENSE		
7.	Non Operating Revenues	2,893	10,850
8.	Non Operating Expenses	7,424	1,614
	Net Non Operating Revenue/Expense	(4,531)	**9,236**
9.	**Extraordinary Gain/Loss**		
10.	Profit/Loss before Tax Income	**218,011**	**230,903**
11.	Estimation on Income Tax Assessment -/-	-	-
12.	**PROFIT/LOSS FOR CURRENT YEAR (REPORTING**	**218,011**	**230,903**
13.	Minority Interest -/-	-	-
14.	Retained Earning Carried Forward	264,555	422,898
15.	Dividend -/-	(75,643)	(409,593)
16.	Others		
17.	**Retained Earnings at End of Period**	**406,923**	**244,208**
18.	**Earnings (Net Income) per Share**	**66**	**78**

COMMITMENTS AND CONTINGENCIES
PT BANK BUANA INDONESIA Tbk.
Period 30 September 2003 and 2002

(in million Rupiah)

No.	ACCOUNT	30-Sep-03	30-Sep-02
	COMMITMENTS		
	Commitments Claims/Receivable		
1.	Unused Borrowings		
	a. Rupiahs	-	-
	b. Foreign Currencies	-	-
2.	Others	33,163	-
	Total Commitments Claims	33,163	-
	Committed Liabilities		
1.	Undisbursed Credit Line		
	a. Rupiahs	2,047,594	1,612,143
	b. Foreign Currencies	-	-
2.	Outstanding Irrevocable Trade L/Cs	49,006	64,847
3.	Others	-	-
	TOTAL COMMITED LIABILITIES	**2,096,600**	**1,676,990**
	TOTAL NET COMMITTED	(2,063,437)	(1,676,990)
	CONTINGENCIES		
	Contingent Claims		
1.	Guarantees Received	-	-
	a. Rupiahs	-	
	b. Foreign Currencies	-	
2.	Interest Income in Settlement Process	1,381	1,761
	a. Rupiahs	1,381	1,761
	b. Foreign Currencies	-	-
3.	Others	-	-
	Total Contingent Claims	**1,381**	**1,761**
	Contingent Liabilities		
1.	Guarantees issued	129,094	120,166
	a. Bank Guarantees	129,094	120,166
	- Rupiahs	121,920	114,240
	- Foreign Currencies	7,174	5,926
	b. Others	-	-
2.	Outstanding Revocable Trade L/Cs	-	-
3.	Others	4,087	3,138
	TOTAL CONTINGENT LIABILITIES	**133,181**	**123,304**
	TOTAL NET CONTINGENCIES	(131,800)	(121,543)

FOREIGN EXCHANGE AND DERIVATIVE TRANSACTIONS
PT BANK BUANA INDONESIA Tbk.
Period 30 September 2003

(in million Rupiah)

N	ACCOUNT	Market Value of Contract		Derivative Claims & Liabilities		Contract Value with Netting Agreement
		Hedging	Others	Claims	Liabilities	
A.	**Exchange Rate Related**	74,813	133,890	1,468	-	-
1	Spot	-	133,890	-	-	
2	Forward	-	-	-	-	-
3	Option	-	-	-	-	-
	a. Purchased	-	-	-	-	-
	b. Written	-	-	-	-	-
4	Future	-	-	-	-	-
5	Swap	74,813	-	1,468	-	-
6	Other	-	-	-	-	-
B.	**Interest Rate Related**	-	-	-	-	-
1	Forward					
2	Option	-	-	-	-	-
	a. Purchased					
	b. Written					
3	Future	-	-	-	-	-
4	Swap	-	-	-	-	-
5	Other	-	-	-	-	-
C.	**Other**	-	-	-	-	-
	TOTAL			1,468	-	

CONDENSED FINANCIAL STATEMENT-MONTHLY
EARNING ASSET QUALITY AND OTHER INFORMATIONS
PT BANK BUANA INDONESIA Tbk.
Per 30 September 2003 and 2002

(in million Rupiah)

No.	ACCOUNT	30-Sep-03						30-Sep-02					
		L	DPK	KL	D	M	Total	L	DPK	KL	D	M	Total
A.	**Connected (Related) Parties**												
1.	Interbank Placements	-	-	-	-	-	-	-	-	-	-	-	-
2.	Securities	1,196	-	-	-	-	1,196	146	-	-	-	-	146
3.	Loans to Third Parties	59,980	-	-	-	-	59,980	45,038	1,070	1,522	-	-	47,630
	a. Smale Scale Business Credit (KUK)	1,151	-	-	-	-	1,151	785	-	-	-	-	785
	b. Property Loans	4,097	-	-	-	-	4,097	3,838	-	-	-	-	3,838
	i. Restructured	-	-	-	-	-	-	-	-	-	-	-	-
	ii. Unrestructed	4,097	-	-	-	-	4,097	3,838	-	-	-	-	3,838
	c. Others Restructured Loans	870	-	-	-	-	870	-	1,070	-	-	-	1,070
	d. Others	53,862	-	-	-	-	53,862	40,415	-	1,522	-	-	41,937
4.	Equity Participation to Third Parties	-	-	-	-	-	-	-	-	-	-	-	-
	a. In Non Bank Financial Institution	-	-	-	-	-	-	-	-	-	-	-	-
	b. For Debt Restructuring Purposes (From Loan Res	-	-	-	-	-	-	-	-	-	-	-	-
5.	Other Claims to Third Parties	-	-	-	-	-	-	-	-	-	-	-	-
6.	Commitments and Contigencies to Third Parties	2,235	-	-	-	-	2,235	-	-	-	-	-	-
B.	**Non - Connected Parties**												
1.	Interbank Placements	1,333,197	-	1	-	-	1,333,198	1,951,771	-	1	-	-	1,951,772
2.	Securities to Bank Indonesia and Third Parties	6,573,607	-	-	-	-	6,573,607	5,974,513	-	-	-	-	5,974,513
3.	Loans to Third Parties	4,881,896	74,865	27,868	5,417	8,585	4,998,631	3,456,085	88,550	107,435	4,300	12,022	3,668,392
	a. Smale Ccale Business Credit (KUK)	1,002,250	15,023	6,754	773	2,048	1,026,848	886,474	15,384	3,885	1,728	3,113	910,584
	b. Property Loans	299,035	3,267	477	-	228	303,007	177,315	2,344	289	-	494	180,442
	i. Restructured	-	-	-	-	-	-	-	-	-	-	-	-
	ii. *Unrestructured*	299,035	3,267	477	-	228	303,007	177,315	2,344	289	-	494	180,442
	c. Others Restructured Loans	476	-	1,174	-	582	2,232	-	-	90,349	1,183	2,004	93,536
	d. Others	3,580,135	56,575	19,463	4,644	5,727	3,666,544	2,392,296	70,822	12,912	1,389	6,411	2,483,830
4.	Equity Participation to Third Parties	325	-	-	-	63	388	325	-	-	-	63	388
	a. In Non Bank Financial Institution non-bank	325				63	388	325	-	-	-	63	388
	b. For Debt Restructuring Purposes (From Loan Res	-	-	-	-	-	-						-
5.	Other Claims to Third Parties	25,428	-	-	-	-	25,428	15,964	-	-	-	-	15,964
6.	Commitments and Contigencies to Third Parties	164,865	-	11,000	-	-	175,865	184,996	17	-	-	-	185,013
	TOTAL	13,042,729	74,865	38,869	5,417	8,648	13,170,528	11,628,838	89,637	108,958	4,300	12,085	11,843,818
7.	Compulsory Allowance for Earning Asset Losses	70,673	3,743	730	56	824	76,026	62,190	4,482	10,440	329	5,478	82,919
8.	Established Allowance for Earning Asset Losses	88,567	3,743	730	56	824	93,920	99,199	4,482	10,440	329	5,478	119,928
9.	Value of Bank's Assets Pledged as Collateral	[redacted]						[redacted]					
	a. To Bank Indonesia						-						-
	b. To Other Parties						-						-
10	Percentage of Small Scale Business Credit to Total C						20.32%						24.53%
11	Percentage of Small Scale Business Credit Debtor to						38.67%						49.67%

CALCULATION ON CAR
PT BANK BUANA INDONESIA Tbk.
Period 30 September 2003 and 2002

(in million Rupiah)

ACCOUNT	30-Sep-03	30-Sep-02
I. COMPONENTS		
A. Core Capital	1,420,186	993,707
1. Paid Up Capital	930,618	744,494
2. Disclosed Reserves	489,568	249,213
a. Agio	239,887	165,772
b. Disagio (-/-)	-	-
c. Donated Capital	-	-
d. General and Appropriated Reverses	20,000	13,000
e. Previous Years Profit After Tax	155,993	(4,486)
f. Previous Years Losses -/-	-	
g. Current Year Profit After Tax (50%)	76,312	80,825
h. Currents Year Losses -/-	-	-
i. Translation Adjustment of Overseas Branch Offices Financial Statement	-	-
1) Positive Adjustment		
2) Negative Adjustment (-/-)		
j. Funds for paid Up Capital	-	-
k. Loss in Value of Equity Participation in Portfolio Available for sale (-/-)	-	-
l. Difference in value of transaction with entities under common control	(6,220)	(6,220)
m. Unrealized gain (loss) from increase (decrease) in fair value of available for sale marketable securities	- 3,596	322
3. Goodwill (-/-)	-	-
B. Supplementary Capital (max 100% of core capital)	187,878	169,422
1. Reserves of Fixed Assets Revaluation	103,280	103,280
2. Gen. Reserve of Allowance for Earning Assets Losses (Max. 1,25% of Risk Weighted Assets)	84,598	66,142
3. Loan Capital	-	-
4. Subordinated Loan (max. 50 % of Core Capital)	-	-
5. Gain in Value of Equity Participation in Portfolio Available for sale (45%)	-	-
II. TOTAL CORE CAPITAL AND SUPPLEMENTARY CAPITAL (A+B	1,608,064	1,163,129
III EQUITY PARTICIPATION -/-	326	889
IV TOTAL CAPITAL (II-III)	1,607,738	1,162,240
V. RISK - WEIGHTED ASSETS	6,767,830	5,291,380
VI ESTABLISHED CAPITAL ADEQUACY RATIO (IV:V)	23.76%	21.96%
VI REQUIRED CAPITAL ADEQUACY RATIO	8.00%	8.00%

FINANCIAL RATIO
PT BANK BUANA INDONESIA Tbk.
Period 30 September 2003 and 2002

No.	Ratio (%)	30-Sep-03	30-Sep-02
I.	**Capital**		
	1. CAR	23.76%	21.96%
	2. Fixed Assets to Capitals	19.92%	27.64%
II.	**Earning Assets**		
	1. Non - Performing Earning Assets	0.40%	1.06%
	2. NPL	0.83%	3.37%
	3. Allowance for Earnings Assets Losses to Earning Assets	0.71%	1.01%
	4. Compliance of Allowance for Earning Assets Losses	123.54%	144.63%
III.	**Rentability**		
	1. ROA	2.12%	2.50%
	2. ROE	23.04%	34.22%
	3. NIM	5.28%	5.49%
	4. Operating Expenses to Operating Revenues	82.51%	84.41%
IV.	**Liquidity**		
	LDR	43.33%	34.29%
V.	**Compliance**		
	1. a. Percentage Violation of Legal Lending Limit		
	a.1. Connected Parties	0.00%	0.00%
	a.2. Non - Connected Parties	0.00%	0.00%
	b. Percentage Lending in Excess of The Legal Lending Limit		
	b.1. Connected Parties	0.00%	0.00%
	b.2. Non - Connected Parties	0.00%	0.00%
	2. Reserve Requirement (Rupiahs)	5.06%	5.08%
	3. Net Open Positions	0.81%	1.54%

File Number :
82-34694

No. 03/DIR/1872

Attachment 2/2

Jakarta, November 11, 2003

PT Bursa Efek Jakarta
Gedung Bursa Efek Jakarta Tower 1 Lantai 1
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12910

Re: Corporate Rating of PT Bank Buana Indonesia Tbk.

Dear Sir/Madam,

We would like to inform you that PT Bank Buana Indonesia has successfully obtained an A- (A minus) Corporate Rating rated by PT Pemeringkat Efek Indonesia (Pefindo).

For reference, please find enclosed the Bank's Corporate Rating Certificate issued by Pefindo for period of November 6, 2003-December 1, 2004.

Please be informed accordingly.

Yours sincerely,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad　　　　Eddy Muljanto